

Mail Stop 3561

July 21, 2008

Via U.S. Mail and Facsimile (212) 504-3015

Mr. John P. O'Shea
Chief Executive Officer
Strategic Acquisitions, Inc.
10 West Street, Suite 28-C
New York, NY 10004

Re: Strategic Acquisitions, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed March 31, 2008
File No. 000-28963

Dear Mr. O'Shea:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Beginning February 4, 2008, companies formerly classified as "small business issuers" under Regulation S-B must file their quarterly reports on Form 10-Q after they have filed an annual report for a fiscal year ending after December 15, 2007. Although small business issuers are now required to file on Form 10-Q, the disclosure requirements of that form are now tailored for smaller companies.

We note that your quarterly report for the first quarter of fiscal year 2008 was on Form 10-QSB and not Form 10-Q. Although we are not asking you to correct that filing just to reflect the proper form type, we ask that you review your filing requirements and consider whether any action is necessary if your recently filed quarterly reports do not contain all required material information. In any event, you should file your next quarterly report on Form 10-Q.

Information about recent changes to rules affecting smaller company disclosure and filing requirements is available on the SEC website at
http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf.

Exhibits 31.1 and 32.1

2. We note that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation SB. Specifically, we note that Section 302 certifications do not include the introductory language in paragraph 4, the language in paragraph 4(a) is incomplete, and the language in paragraph 4(b) that references internal control over financial reporting was omitted. Also, replace references to "annual report" outside of the first paragraph with "report." Please amend your filing to include revised certifications that conform to the exact wording set forth by Item 601(b)(31) of Regulation SB. Please note that we would not object if you elected to file an abbreviated amendment that includes the cover page, an explanatory note, the signature page, and paragraphs 1, 2, 4 and 5 of the certifications.

3. We note that your certifications are included at the end of a periodic report, instead of as exhibits to the periodic report. Please confirm to us that will you file as Exhibits 31.1 and 32.1 to the Form 10-K and 10-Q in accordance with the provisions of Item 601(b)(31) and (32) of Regulation S-K in future filings, as applicable.

Closing Comment

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or me at (202) 551-3688 if you have any questions.

Sincerely,

Ryan C. Milne
Accounting Branch Chief